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                      UNITED STATES             |       OMB APPROVAL        |
            SECURITIES AND EXCHANGE COMMISSION  |___________________________|
                  Washington, D.C. 20549        |OMB Number:       3235-0167|
                                                |Expires: September 30, 1998|
                                                |Estimated average burden   |
                         FORM 15                |hours per response ... 1.50|
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     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
     12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
     FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934.

                                          Commission File Number: 002-92577

                           R.G. Barry Corporation
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           (Exact name of registrant as specified in its charter)

   13405 Yarmouth Road, N.W., Pickerington, Ohio 43147       (614) 864-6400
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  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

           Preferred Stock Purchase Rights (issued pursuant to a
              Rights Agreement dated as of February 29, 1988)
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          (Title of each class of securities covered by this Form)

                  Common Stock, par value $1.00 per share
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    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    (x)           Rule 12h-3(b)(1)(i)    ( )
       Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
       Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
       Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                            Rule 15d-6             ( )

         Approximate number of holders of record as of the certification or
  notice date:        None

         Pursuant to the requirements of the Securities Exchange Act of 1934 R.G. Barry Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

  Date:   March 13, 1998                     By:   /s/ Richard L. Burrell
          ----------------                        -----------------------
                                                  Name: Richard L. Burrell
                                                  Title: Vice President

  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.